                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of December, 2001


                         COMMISSION FILE NUMBER: 1-7239










                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


1.   Information Distributed to Security Holders
     -------------------------------------------

          The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

     (1) Interim Report for 2002 (as of September 30, 2001) relative to the 133rd Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as it is covered by the Semi-Annual Report referred to in (2) below;

     (2) Semi-Annual Report 2002 for the six-month period ended September 30, 2001, prepared in the English language, which is attached hereto and constitutes a part hereof.


2.   Information Required to Make Public
     -----------------------------------

          Pursuant to Article 24-5 of the Securities Exchange Law of Japan (Law No. 25 of 1948, as amended hereinafter the "Law"), the registrant filed on December 20, 2001 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan and eight stock exchanges in Japan a Semi-Annual Report (hanki-hokokusho) for the 133rd Fiscal
                                 ----- ---------
     Period from April 1, 2001 to September 30, 2001 prepared in the Japanese language. Said Semi-Annual Report (hanki-hokokusho) was made
                                                 ----- ---------
     public in Japan by the Kanto Local Finance Bureau and by those exchanges. All significant information contained therein and required to be included herein is contained in the document identified in Item 1.(2) above attached hereto and made a part hereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 KOMATSU LTD.
                                        --------------------------------
                                                 (Registrant)

Date: December 28, 2001              By: /s/ Kenji Kinoshita
                                        --------------------------------
                                        Kenji Kinoshita
                                        Executive Officer

Semi-Annual Report 2002
Six-month period ended September 30, 2001

[GRAPHIC]

A Message to Our Shareholders

Financial Highlights

Review of Operations

News Briefs

Consolidated Balance Sheets (Unaudited)

Consolidated Statements of Income and Unappropriated Retained Earnings
(Unaudited)

Consolidated Statements of Cash Flows (Unaudited)

Consolidated Business Information (Unaudited)

Nonconsolidated Balance Sheets

Nonconsolidated Statements of Income and Unappropriated Retained Earnings

Directors and Officers

Corporate Information


Cautionary Statement

This semi-annual report contains forward-looking statements that reflect management's views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

     Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates; the impact of increased competition; unanticipated costs or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to obtain and project certain intellectual property rights; and the impact of regulatory changes and revisions to accounting principles and practices.

A Message to Our Shareholders

[PHOTO]

Board of Directors

Front row, from left:
     Tetsuya Katada
     Satoru Anzaki
     Masahiro Sakane
     Toshitaka Hagiwara

Back row, from left:
     Kazuhiro Aoyagi
     Koji Ogaki
     Toshio Morikawa
     Kunio Noji

During the fiscal 2002 interim period, ended September 30, 2001, international economies in general slowed down, and their prospects became even more uncertain under the effects of the terrorist attacks in the United States and other adverse developments. In Japan, the recessionary economy has been further deteriorating, with sharp drops in exports and production of the manufacturing industries, as well as reduced corporate earnings and capital outlays.

     In overseas markets for mining and construction equipment, we saw recovery in demand for mining equipment and continued expansion of the Chinese market. At the same time, however, we also faced sluggish conditions in the North American market and slowing demand in European markets, which had demonstrated steady growth over the past few years. As a result, overall overseas demand remained slack during the period. In Japan, the government has cut back public investments as part of its urgent measures to accelerate structural reforms. This initiative has had considerable impact on the construction equipment market, including psychological factors, resulting in a drastic drop in demand from the corresponding period last year.

     Our electronics businesses also faced a very tough market environment on the whole. International markets for semiconductors deteriorated rapidly, recording the worst fall of demand in their history in 2001. Demand for silicon wafers was no exception, with a large decline. Demand for thermoelectric modules for use in fiber optic communication networks also fell sharply, in part as a rebound from outstanding growth over last fiscal year.

Interim Results

Komatsu posted consolidated net sales of (Yen)505.4 billion (US$4,248 million, at US$1=(Yen)119) for the interim period under review, a decline of 8.8% from the corresponding period last year. However, the Company registered a consolidated operating loss of (Yen)5.3 billion (US$45 million), compared to operating income of (Yen)12.8 billion for the fiscal 2001 interim period. A consolidated net loss of (Yen)42.6 billion (US$359 million) was posted for the interim period, compared to net income of (Yen)3.1 billion a year earlier, which largely reflects (Yen)38.3 billion (US$323 million) for the impairment of fixed assets of two subsidiaries engaging in the electronics business.

     On a nonconsolidated basis, net sales for the interim period amounted to
(Yen)183.3 billion (US$1,541 million), down 11.4% from the corresponding period last year. Ordinary profit decreased 39.9%, to (Yen)2.5 billion (US$22 million) for the interim period under review. The Company has to report a net loss of (Yen)21.9 billion (US$184 million) for the six-month period, compared to net income of (Yen)3.7 billion for the previous corresponding period. Concerning interim cash dividends, the Board of Directors meeting, held on November 9 this year, set (Yen)3.0 (2.5 U.S. cents) per share, the same as those for the corresponding period a year ago, despite the interim net loss mentioned above.

Reform of Management Structure

To overcome such difficult management conditions, we have recently embarked on a groupwide program to reform our management structure in order to improve earnings for the early recovery of our performance. To build and solidly a corporate structure capable of securing stable earnings, we are firmly determined to accomplish a consequential amount of reduction in our fixed and production costs. At the same time, we are prepared to execute a number of decisive measures designed to accelerate the growth of our core business of construction and mining equipment. Under the leadership of the newly established Committee for Structural Reform, we are resolute in our goal of generating positive outcomes.

Reduction of Fixed Costs

We will, first of all, reduce fixed costs thoroughly. Our fixed costs, higher than those of our competitors in the international marketplace, have resulted in a weighty factor pressing our earnings. We will commit ourselves in this effort and score a reduction of (Yen)30.0 billion by the end of March 2004 from the current level on a consolidated basis. We are going to curtail a substantial amount of manpower costs and SG&A expenses through consolidation of separate businesses, reorganization and operational rationalization on a groupwide basis. In Japan, especially, we are prepared to cut down overhead costs by offering early retirement and transferring employees to affiliated companies in order to reinforce business operations and improve earnings of both Komatsu and affiliated companies. Specifically, we are planning to include approximately
(Yen)23.0 billion as a temporary expense for both early retirement and transfers of employees to affiliated companies for the second half of fiscal 2002.

Sizable Cutbacks of Production Costs

Next, we are working to cut down our production costs worldwide. With full deployment of our technologies and expertise based on the "spirits of manufacturers" gained in Japanese plants over the years, we are set to reduce production costs at our offshore plants. To attain notable results, we will work to lower our costs substantially in the product development phase, in addition to conventional cost reduction programs. Moreover, in addition to our continued alliance with Cummins Inc. in the area of engines, we will also look into global alliances for production as represented by the recent announcement of cooperation with Volvo Construction Equipment for development and production of components for construction equipment.

To Renew Growth of Our Construction and Mining Equipment Business

To maintain and enhance our profitability in the Japanese market, where demand for construction equipment has remained depressed, we have striven to expand after-sale businesses such as rental and used equipment, parts and services, while continuing to develop creative products as represented by the GALEO series, by committing ourselves to technology innovation. Such initiatives mean a reform of our business structure itself, and these new business models are indispensable for further growth in Japan. By capitalizing on our advantage from Komatsu machines in use, which outnumber other brands in the Japanese market, and utilizing IT, we are ready to aggressively expand our business in downstream markets in line with the lifecycle of equipment.

     Demand for construction and mining equipment in overseas markets has grown in a long-range time span. Therefore, we consider the current, difficult market conditions as temporary adjustments in the supply and demand cycle. We are focusing our business expansion in the major markets of North America and Europe, as well as the rapidly expanding Chinese market, where we are going to implement proactive measures by region and product line in order to enhance our global market position.

Impairment of Fixed Assets of Subsidiaries in the Electronics Business
In our electronics business, we recorded impairment losses on fixed assets of two subsidiaries in the United States during the interim period in response to the drastic deterioration of market conditions for silicon wafers.

     Concerning Komatsu Silicon America, Inc., we had planned to reuse it as a production facility for silicon wafers. However, it is projected that market recovery may be delayed longer than anticipated earlier. In this light, we have changed our policy to consider a wider range of options, including the possibility of disposal. In the meantime, we will continue our silicon wafer business by focusing on Komatsu Electronic Metals Co., Ltd. and Formosa Komatsu Silicon Corporation, as before.

     Demand for polycrystalline silicon as a material for silicon wafers has also weakened further since the spring of this year. Advanced Silicon Materials LLC.'s plant in Montana is unlikely to maintain a sufficient rate of operation in the foreseeable future. Thus, we recorded an impairment loss of their fixed assets.

     For Komatsu to overcome the current difficult times and achieve an upturn in its performance, it is imperative that all employees of the Komatsu Group, in addition, of course, to top management, work together with individual talents and actions for their respective businesses. We are firmly determined to improve our earnings and make an early recovery of our business results. To this end, all employees will strive to accomplish the reform of our management structure with the spirit of unity and in superior teamwork, while each and every employee fully demonstrates his or her capabilities.

     On behalf of members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their continued support.

December 2001

/s/Satoru Anzaki                       /s/Masahiro Sakane

Satoru Anzaki                          Masahiro Sakane
Chairman of the Board                  President

Financial Highlights
Komatsu Ltd. and subsidiaries
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001, and fiscal 2001 ended March 31, 2001

                                                                                          Thousands of
                                                                                          U.S. dollars
                                                      Millions of yen                  (except per share
                                                  (except per share amounts)                amounts)
                                       ---------------------------------------------  ------------------
Consolidated                              2002            2001            2001               2002
-------------------------------------------------------------------   --------------  ------------------
Sales                                (Yen)505,455    (Yen)554,530  (Yen)1,096,369             $4,247,521
   Japan                                  239,542         288,922         586,865              2,012,958
   Overseas                               265,913         265,608         509,504              2,234,563
Operating income (loss)                    (5,320)         12,839          27,815                (44,706)
Income (loss) before income taxes,
   minority interests and equity in
   earnings                               (50,857)         11,195          20,064               (427,370)
Net income (loss)                         (42,665)          3,152           6,913               (358,529)
Net income (loss) per share -- basic       (44.69)           3.29            7.24                  (37.6)(cents)
Total assets                            1,300,430       1,388,875       1,403,195             10,927,983
Total shareholders' equity                424,210         472,002         474,257              3,564,790
Total shareholders' equity per share       444.45          493.46          497.12                   3.73
Capital expenditures                       28,690          30,076          79,310                241,092
Research and development
   expenses                                21,391          22,682          45,282                179,756
--------------------------------------------------------------------------------------------------------

Notes: 1. The accompanying consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States.

       2. The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of (Yen)119 to U.S.$1, the approximate rate of exchange at September 28, 2001.

Net Sales                          Operating Income (Loss)           Net Income (Loss)
(Billions of Yen)                  (Billions of Yen)                 (Billions of Yen)
---------------------------        ---------------------------       ----------------------------
[PLOT POINTS TO COME]              [PLOT POINTS TO COME]             [PLOT POINTS TO COME]

---------------------------        ---------------------------       ----------------------------
1998 1999 2000 2001 2002           1998 1999 2000 2001 2002          1998 1999 2000 2001 2002

                                                                                            Thousands of
                                                                                             U.S. dollars
                                                   Millions of yen                        (except per share
                                              (except per share amounts)                      amounts)
                                          ----------------------------------              ----------------
Nonconsolidated                               2002         2001         2001                      2002

---------------------------------------------------------------  -----------              ----------------
Sales                                 (Yen)183,367 (Yen)206,929 (Yen)430,270                    $1,540,907

  Japan                                    117,074      131,833      283,148                       983,815

  Overseas                                  66,293       75,096      147,122                       557,092

Operating income                             1,941        4,804       14,181                        16,313

Ordinary profit                              2,587        4,307       11,281                        21,743

Net income (loss)                          (21,909)       3,719        7,222                      (184,113)

Net income (loss) per share -- basic        (22.85)        3.87         7.52                         (19.2)(CENTS)

Dividends per share                           3.00         3.00         6.00                           2.5(CENTS)

Total assets                               704,622      752,793      765,446                     5,921,196

Total shareholders' equity                 445,007      478,652      473,794                     3,739,562

Total shareholders' equity per share        464.07       499.16       494.09                          3.90

Capital expenditures                         5,862        7,104       20,478                        49,261

Research and development expenses           13,147       14,474       28,682                       110,483

----------------------------------------------------------------------------------------------------------

Notes: 1. Yen figures of less than one million are omitted.
       2. The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of (Yen)119 to U.S.$1, the approximate rate of exchange at September 28, 2001.


Net Sales                  Ordinary Profit            Net Income (Loss)
(Billions of yen)          (Billions of yen)          (Billions of yen)
------------------------   ------------------------   ------------------------
(PLOT POINTS TO COME)      (PLOT POINTS TO COME)      (PLOT POINTS TO COME)

------------------------   ------------------------   ------------------------
1998 1999 2000 2001 2002   1998 1999 2000 2001 2002   1998 1999 2000 2001 2002

Review of Operations

Construction and Mining Equipment

Consolidated net sales of the construction and mining equipment business for the interim period declined 2.7% from the corresponding period last year, to
(Yen)353.0 billion (US$2,967 million). Nonconsolidated net sales amounted to
(Yen)156.9 billion (US$1,319 million), registering a decrease of 10.9%.

     Japanese sales for the interim period fell 9.2% from the corresponding period last year, to (Yen)129.6 billion (US$1,089 million) on a consolidated basis, while nonconsolidated sales in Japan were (Yen)93.8 billion (US$789 million), down 10.6%. Total demand for construction equipment in Japan dropped more than anticipated, as the Japanese construction industry became increasingly reluctant to make equipment investments, because of a recessionary mindset compounded by reduced public investments.

     Against this backdrop, Komatsu embarked on full-scale market launches of the new-generation construction equipment GALEO series and worked to expand sales during the interim period. We also accelerated our involvement in downstream markets. Together with our distributors and affiliated rental companies nationwide, we reinforced our sales-rental-service integrated initiatives and application-specific sales of new machines. Furthermore, we continued to offer our customers value programs such as management strategy seminars, strengthening our relationship with customers.

     IT (Information Technology) is a very effective means for us to sharpen our product competitiveness and differentiation. We introduced our original KOMTRAX machine operation management system to selected models of the GALEO series as a standard feature. Based on real-time information concerning the conditions of equipment, we are now positioned to effectively deliver new services and establish new business models in which we will be able to help our customers reduce their total costs.

     Consolidated overseas sales improved 1.5% over the corresponding period last year, to (Yen)223.4 billion (US$1,878 million). Nonconsolidated overseas sales decreased 11.3%, to (Yen)63.1 billion (US$530 million).

     In North America, market demand for construction equipment slipped further, largely due to reduced equipment investment by customers who were concerned about uncertainty over the economy, inventory cutbacks by rental customers and other negative developments. Against this backdrop, we converged efforts in sales of new machines such as minimal rear-swing radius hydraulic excavators, but fell short of improving sales over the corresponding period last year.

     In Europe, while major markets such as France sustained firm demand, demand sharply dropped in the largest European market of Germany. As a result, European demand, which had continued to expand since 1997, underwent a downturn for the interim period under review.

     Chinese demand for construction equipment continued to sustain the momentum of rapid expansion carried over the last few years. Already with a wealth of business experience over many years, we further reinforced our business, as represented by the establishment of Komatsu (China) Ltd. in February, and accomplished substantial growth in sales over the corresponding period a year ago. In Southeast Asia, recovery of demand for construction equipment was delayed amid political turmoil in Indonesia and the Philippines, and our sales declined slightly from the corresponding period last year. However, we expect to improve sales for fiscal 2002 over the previous year, as demand for mining and other equipment is recovering in Indonesia in line with progress toward political stability.

     Demand in the mining equipment market has been growing substantially, supported by demand for fleet renewals against the backdrops of the stabilized price of copper and increased price of coal. We have been expanding sales of super-large dump trucks, in particular, in which we enjoy the high evaluation of customers for high rates of operation and levels of reliability.

     Worldwide demand for utility equipment, which had expanded steadily, declined under the effects of slowed demand in the major markets of North America and Europe. While we project a continued trend toward decreased demand into the second half, we are prepared to expand our market share and sales by introducing new models and expanding sales in regions other than North America and Europe. We are also planning to launch production in 2002 at a new plant currently under construction in South Carolina, U.S.A. With this local production, we will strive to expand sales in the North American market.

[GRAPHIC]

In line with the market launch of our GALEO series equipment, we held the "2001 New Product Debut" in Osaka and Yokohama in July by inviting some 3,000 customers nationwide. We demonstrated our solutions in 10 different market segments ranging from civil engineering, urban civil engineering and quarrying to recycling and coastal and underwater construction.


[GRAPHIC]

Komatsu Botswana (Pty) Ltd., a subsidiary of Komatsu Southern Africa (Pty) Ltd., has recently delivered new fleets of large dump trucks and bulldozers to two mines owned by Debswana Diamond Company, a joint venture formed between the Botswana government and De Beers. Shown is one of the 730E dump trucks delivered in January 2001.

Electronics

Consolidated net sales of electronic products dropped 26.2% from the previous corresponding period, to (Yen)41.0 billion (US$345 million) for the interim period under review, as they were adversely affected by worldwide IT-triggered sluggish economies. Our nonconsolidated sales declined 45.4%, to (Yen)2.2 billion (US$19 million) for the interim period.

     On a nonconsolidated basis, sales of electronic products decreased from the corresponding period last year, as expanded sales of network terminals and new wireless LAN products were offset by dropped sales of FA-use panel computers and programmable displays.

     Komatsu Electronic Metals Co., Ltd. secured profits on a nonconsolidated basis, while the market conditions for silicon wafers remained sluggish. In addition to reinforcing sales and service operations, the company worked to improve corporate strength by cutting total costs with substantial reduction of fixed costs. Formosa Komatsu Silicon Corporation, its subsidiary, worked to expand its product mix and export sales. However, it fell short of absorbing a loss associated with the start-up cost in Taiwan, where the semiconductor market was hit hardest.

     Advanced Silicon Materials LLC., in an effort to meet a drastic decline of demand for polycrystalline silicon for semiconductors, strove to expand sales of both polycrystalline silicon for use in solar batteries and silane. However, sales for the interim period declined from the previous corresponding period. In addition to the reduced sales, the company also faced an increased burden of electric power rates due to the change in power companies. As a result of expanded production costs, the company reported an operating loss for the interim period. In relation to the cancellation of power supply contracts, the company included a penalty of (Yen)7.6 billion (US$64 million) as nonoperating income for the interim period, which was paid by the electric power company that had canceled the supply contract. The company also reported an impairment loss of (Yen)13.4 billion (US$113 million) on fixed assets of its Butte Plant, based on future cash flows.

     Komatsu Electronics, Inc. experienced a drastic decline in sales of thermoelectric modules for use in fiber optic communication networks, compared to outstanding sales up through last year. The drop in sales during the interim period reflects reduced investments and inventory adjustments by telecommunication equipment manufacturers. Despite these conditions, the company continued to focus its efforts in the development of next-generation products. Sales of semiconductor manufacturing related equipment also dropped sharply for the interim period as client manufacturers refrained from equipment investments.

     GIGAPHOTON INC., a company accounted for by the equity method and in charge of the Excimer laser business, focused on research and development of industry-pacesetting, next-generation technologies and the realignment of global sales networks. As a result, the company advanced sales for the interim period over the previous corresponding period, despite adverse effects of investment cutbacks by semiconductor manufacturers. With heavy expenses appropriated to new product development, however, the company was not able to significantly improve earnings for the interim period.

[GRAPHIC]

GIGAPHOTON has commercialized the next-generation ArF laser G40A series for steppers.

Others

Consolidated net sales of the industrial machinery and other businesses totaled
(Yen)111.3 billion (US$936 million), an 18.1% decline from the corresponding period a year ago. Nonconsolidated sales decreased 9.4%, to (Yen)24.1 billion (US$203 million).

     On a nonconsolidated basis, our large press business improved sales over the previous corresponding period. We set up an operations system capable of meeting different needs and expectations of customers promptly, thereby contributing to their business expansion, such as the Japanese automobile industry, our major customer. As a result, sales for the interim period expanded over the corresponding period a year ago.

     Komatsu Industries Corporation, in charge of sheet metal forming machinery and small and medium-sized presses, advanced sales for the interim period, while the press and machine tool industries faced a very difficult environment with a downturn in industry-wide orders received. The success of the company reflects the positive outcome of proposal-oriented sales activities and expanded demand for medium-sized presses from automotive-related manufacturers who need larger equipment. Since the start of the new management board in 1999, the company has continued to increase orders, sales and earnings, achieving improvements for the past four consecutive interim periods.

     While Japanese demand for agricultural equipment slowed down, Komatsu Zenoah Co. expanded sales of machinery for environmental conservation to the lease and rental industries in Japan. The company also registered buoyant sales of outdoor power equipment in North America and Europe supported by outstanding growth in orders for blowers developed for North America.

     Komatsu Forklift Co. launched renewed models of 2-ton shovel loaders and expanded its market share substantially. The company continued to forge its alliance relationship with Linde AG of Germany, including sales of Linde-made forklift trucks in Japan since October 2000. The company also enjoyed successful production of its engine-powered forklift trucks for Europe at Fiat OM Carrelli Elevatori S.p.A. in Italy since the production start-up in January 2001. While the company concerted its efforts to expand sales both in Japan and overseas and enhance product competitiveness, they were offset by adverse effects from a drastic fall of demand for industrial vehicles in the United States. As a result, while sales for the interim period dropped sharply from the corresponding period last year, the company maintained earnings at a minimal decline.

     Concerning our business with Japan's Defense Agency, sales were steady during the interim period but declined from the previous corresponding period. Sales of environmental control and systems slipped considerably.

Sales by Operation (Consolidated)
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001

                                                                   Thousands of
                                          Millions of yen          U.S. dollars
                                   -------------------------    ----------------
                                          2002        2001             2002
--------------------------------------------------------------------------------
Construction and mining equipment  (Yen)353,072 (Yen)362,919        $2,966,992
Electronics                              41,048       55,599           344,941
Others                                  111,335      136,012           935,588
--------------------------------------------------------------------------------
  Total                            (Yen)505,455 (Yen)554,530        $4,247,521
--------------------------------------------------------------------------------


                                    [CHART]

                  For the six months ended September 30, 2001

Construction and mining equipment    69.9%
Electronics                           8.1%
Others                               22.0%

Sales by Region (Consolidated)
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001

                                                                  Thousands of
                                          Millions of yen         U.S. dollars
                                   --------------------------   ---------------
                                          2002         2001           2002
-------------------------------------------------------------------------------
Japan                              (Yen)239,542  (Yen)288,922      $2,012,958
Americas                                120,470       129,787       1,012,353
Europe                                   62,248        66,019         523,092
Asia (excluding Japan) and Oceania       62,252        58,128         523,126
Middle East and Africa                   20,943        11,674         175,992
--------------------------------------------------------------------------------
  Total                            (Yen)505,455  (Yen)554,530      $4,247,521
--------------------------------------------------------------------------------

                                    [CHART]

                  For the six months ended September 30, 2001

Japan                               47.4%
Americas                            23.8%
Europe                              12.3%
Asia (excluding Japan) and Oceania  12.3%
Middle East and Africa               4.2%

Sales by Operation (Nonconsolidated)
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001

                                                                      Thousands of
                                            Millions of yen           U.S. dollars
                                       --------------------------   ----------------
                                         2002            2001             2002
------------------------------------------------------------------------------------
Construction and mining equipment       (Yen)156,958     (Yen)176,122   $1,318,981
Electronics                                    2,266            4,148       19,047
Others                                        24,142           26,659      202,878
------------------------------------------------------------------------------------
  Total                                 (Yen)183,367     (Yen)206,929   $1,540,907
------------------------------------------------------------------------------------
Note: Yen figures of less than one million are omitted.

                                    [CHART]

Construction and
  Mining Equipment        85.6%
Others                    13.2%
Electronics                1.2%


For the six months ended September 30, 2001


Sales by Region (Nonconsolidated)
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001

                                                             Thousands of
                                          Millions of yen    U.S. dollars
                                       -------------------  ---------------
                                          2002       2001        2002
--------------------------------------------------------------------------------
Japan                              (Yen)117,074(Yen)131,833     $  983,815
Americas                                 20,000      27,713        168,067
Europe                                   17,253      19,614        144,983
Asia (excluding Japan) and Oceania       17,948      19,076        150,824
Middle East and Africa                   11,091       8,693         93,202
--------------------------------------------------------------------------------
  Total                            (Yen)183,367(Yen)206,929     $1,540,907
--------------------------------------------------------------------------------
Note: Yen figures of less than one million are omitted.

                                    [CHART]

Asia (excluding Japan) and
Oceania                    9.8%
Europe                     9.4%
Americas                  10.9%
Middle East and Africa     6.1%
Japan                     63.8%

For the Six Months Ended September 30, 2001

News Briefs

New-Generation GALEO Series Machines Launched

We embarked on full-scale market launchings of new-generation construction and mining equipment in the GALEO series in May this year. Starting with our in-house developed HM400 articulated dump truck, we had already introduced a total of 11 new models in hydraulic excavators, bulldozers, wheel loaders and dump trucks as of the end of the interim period under review. We have incorporated the latest technologies in each model of the GALEO series on our committed criteria of safety, environmental conservation and productivity.

[GRAPHIC]
GALEO

[GRAPHIC]
PC78US Hydraulic excavator

[GRAPHIC]
D39X Bulldozer

[GRAPHIC]
PC200 Hydraulic excavator

[GRAPHIC]
BZ210 Mobile soil stabilizer/recycler

[GRAPHIC]
WA470 Wheel loader

Cumulative Sales of 2,000 Units Achieved for the Mobile Crusher/Recycler Series

During the interim period under review, we accomplished cumulative sales of 2,000 units of the mobile crusher/recycler series of our original construction equipment exclusively designed for use in environmental conservation.

     In 1992, we led others in the market introduction of a mobile debris crusher developed with our technological expertise in construction equipment. Ever since, we have been widely advocating the on-site recycling construction method, as our machines can take advantage of mobility and recycle wastes from jobsites, such as stone, concrete, wood and soil. Positioned as the frontrunner of construction equipment for environmental conservation, we are committed to providing solutions to customers' concerns for environmental protection.

One-Sided Plasma Spot Welding Machine Developed
Jointly with Toyota Auto Body Co., Ltd., we have successfully developed the one-sided plasma spot welding machine (patent pending). Utility and reliability have already been confirmed in the production line at Toyota Auto Body. Today, the two contrary properties of light weight and high rigidity are increasingly expected from automotive bodies in light of environmental protection and safety. As an innovative technology, the newly developed one-sided plasma spot welding enables auto body manufacturers to achieve this task.

[GRAPHIC]
One-sided plasma spot welding machine in operation at Toyota Auto Body

Our Panel Computers Go to Local Community Network
We have delivered some 2,000 units of our WebLight network information terminal to the town of Ooi, a small rural community of 2,000 households on the coast of the Japan Sea. While our WebLight terminals are developed for industrial applications, the town office has installed them to all households as home-use information terminals as part of its local information network plan. Under this plan, the town office is offering a wide range of information services, including public administration, local news and e-mail communication among residents. Our WebLight terminals were chosen for easy operation, application and management.

[GRAPHIC]
Senior citizens and other residents have taken the introductory course, where they learned how to use our WebLight terminals.

Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and subsidiaries
As of September 30, 2001 and 2000, of fiscal 2002 and 2001


                                                                                  Thousands of
                                                      Millions of yen             U.S. dollars
                                               -----------------------------   ------------------
                                                  2002               2001             2002
-------------------------------------------------------------------------------------------------
ASSETS
 Current assets
 Cash and cash equivalents                        (yen)29,138        (yen)54,713        $244,857
 Time deposits                                          2,764                899          23,227
 Marketable securities                                      -              1,196               -
 Trade notes and accounts receivables,                342,228            388,019       2,875,866
   less allowance for doubtful
   receivables
 Inventories                                          253,713            238,458       2,132,042
 Other current assets                                 102,195            104,450         858,781
-------------------------------------------------------------------------------------------------
   Total current assets                               730,038            787,735       6,134,773
-------------------------------------------------------------------------------------------------
Investments                                            83,483            101,304         701,538
-------------------------------------------------------------------------------------------------
Property, plant and equipment                         397,665            426,502       3,341,723
 -- less accumulated depreciation
-------------------------------------------------------------------------------------------------
Other assets                                           89,244             73,334         749,949
-------------------------------------------------------------------------------------------------
   Total                                       (yen)1,300,430     (yen)1,388,875     $10,927,983
-------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                                                 Thousands of
                                                                            Millions of yen                      U.S. dollars
                                                                   --------------------------------           ------------------
                                                                      2002                  2001                     2002
--------------------------------------------------------------------------------------------------------------------------------
Current liabilities
  Short-term debt (including current                               (yen)191,595          (yen)237,525               $1,610,042
    maturities of long-term debt)
  Trade notes and accounts payable                                      178,308               209,221                1,498,387
  Income taxes payable                                                    4,584                 7,729                   38,521
  Other current liabilities                                             134,051               125,561                1,126,479
------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                           508,538               580,036                4,273,429
------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                                   321,564               288,544                2,702,218
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                       46,118                48,293                  387,546
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
  Common stock                                                           67,870                67,870                  570,336
  Capital surplus                                                       117,439               117,366                  986,882
  Retained earnings:
    Appropriated for legal reserve                                       20,859                20,692                  175,286
    Unappropriated                                                      251,121               299,634                2,110,261
  Accumulated other comprehensive income (loss)                         (30,167)              (31,809)                (253,504)
  Treasury stock                                                         (2,912)               (1,751)                 (24,471)
------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                          424,210               472,002                3,564,790
------------------------------------------------------------------------------------------------------------------------------
      Total                                                      (yen)1,300,430        (yen)1,388,875              $10,927,983
------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
    income (loss):
  Foreign currency translation adjustments                         (yen)(23,022)         (yen)(39,427)               $(193,462)
  Net unrealized holding gains on                                         3,741                12,151                   31,437
      securities available for sale
  Pension liability adjustments                                         (10,518)               (4,533)                 (88,387)
  Net unrealized gains (losses) on
      derivative instruments                                               (368)                    -                   (3,092)


Note: The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of
      (Yen)119 to U.S.$1, the approximate rate of exchange at September 28, 2001.

Consolidated Statements of Income and Unappropriated Retained
Earnings (Unaudited)
Komatsu Ltd. and subsidiaries
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001


                                                                                                             Thousands of
                                                                         Millions of yen                     U.S. dollars
                                                                --------------------------------          ------------------
                                                                   2002                  2001                    2002
----------------------------------------------------------------------------------------------------------------------------
Revenues
  Net sales                                                     (Yen)505,455          (Yen)554,530               $4,247,521
  Interest and other income                                           15,993                19,649                  134,395
----------------------------------------------------------------------------------------------------------------------------
    Total                                                            521,448               574,179                4,381,916
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                                      381,666               409,592                3,207,277
  Selling, general and administrative                                129,109               132,099                1,084,950
  Interest                                                             9,045                10,805                   76,008
  Other                                                               52,485                10,488                  441,051
----------------------------------------------------------------------------------------------------------------------------
    Total                                                            572,305               562,984                4,809,286
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,                                   (50,857)               11,195                 (427,370)
    minority interests and equity in earnings
Income taxes                                                          (5,502)                8,631                  (46,235)
Minority interests in income (loss) of                                 2,123                    54                   17,841
    consolidated subsidiaries
Equity in earnings (losses) of affiliated companies                      567                   534                    4,765
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                    (42,665)                3,152                 (358,529)
----------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at                                  300,499               305,483                2,525,202
    beginning of the period
  Decrease resulting from the change of                               (3,705)                    -                  (31,135)
      fiscal year for certain consolidated subsidiaries
  Cash dividends paid                                                 (2,867)               (2,900)                 (24,092)
  Transfer to retained earnings                                         (141)                 (261)                  (1,185)
      appropriated for legal reserve
  Retirement of treasury stock                                             -                (5,840)                       -
----------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings
   at end of the period                                         (Yen)251,121          (Yen)299,634               $2,110,261
----------------------------------------------------------------------------------------------------------------------------


                                            Yen                 U.S.cents
                                 --------------------------  ---------------
                                    2002            2001           2002
----------------------------------------------------------------------------
Net income (loss) per share:
 Basic                         (yen)(44.69)      (yen)3.29         (37.6)(cents)
 Diluted                                 -               -             -
Dividends per share                   3.00            3.00           2.5
----------------------------------------------------------------------------
Notes: 1. Based on Statement of Financial Accounting Standards (SFAS)
          No.130,"Reporting Comprehensive Income" aggregated net loss for the six months ended September 30, 2001 and 2000, were (Yen)53,075 million (US$446,008 thousand) and (Yen)9,067 million, respectively.

       2. At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by
          (Yen)3,705 million (US$31,134 thousand), and other comprehensive income increased by (Yen)9,447 million (US$79,387 thousand).

       3. Effective from fiscal 2002, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No.133."

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and subsidiaries
For the six months ended September 30, 2001, of fiscal 2002


                                                                                            Thousands of
                                                                 Millions of yen            U.S. dollars
                                                             -----------------------     ------------------
                                                                2002         2001               2002
-----------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                          (YEN)(42,665)  (YEN)3,152            $(358,529)
Adjustments to reconcile net
  income (loss) to net cash provided
  by (used in) operating activities:
Depreciation and amortization                                    31,474       33,841              264,487
Provision (reversal) for deferred
    income taxes                                                 (8,631)      (4,526)             (72,529)
Net loss (gain) from marketable                                   5,756      (11,835)              48,370
    securities and investments
Gain on sales of property                                        (1,430)      (2,369)             (12,017)
Loss on disposal or sale of
    fixed assets                                                  1,065        2,120                8,949
Impairment loss on long-lived assets                             38,394        4,279              322,639
Provision (reversal) for                                         (2,464)       4,464              (20,706)
    postretirement benefits, net
Changes in assets and liabilities:
Decrease (increase) in trade
    receivables                                                  45,219      (19,981)             379,992
Decrease (increase) in inventories                               10,177      (15,254)              85,521
Increase (decrease) in trade payables                           (32,278)      27,659             (271,244)
Increase (decrease) in income taxes
    payable                                                      (5,360)      (1,112)             (45,042)
Other, net                                                        2,536          830               21,311
-----------------------------------------------------------------------------------------------------------
Net cash provided by
  operating activities                                           41,793       21,268              351,202
-----------------------------------------------------------------------------------------------------------
Investing activities
Capital expenditures                                            (24,316)     (30,076)            (204,336)
Proceeds from sales of property                                   7,128       11,891               59,899
Proceeds from sales of marketable                                 1,313       52,057               11,034
  securities and investments
Purchases of marketable securities
  and investments                                                  (741)     (30,442)              (6,227)
Acquisition or sale of subsidiaries                                   -       (2,510)                   -
Collection of loan receivables                                    2,960        2,315               24,874
Disbursement of loan receivables                                 (4,290)      (2,644)             (36,050)
Decrease (increase) in time deposits                             (1,655)          16              (13,908)
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
  investing activities                                          (19,601)         607             (164,714)
-----------------------------------------------------------------------------------------------------------


Financing activities
Proceeds from long-term debt                               (Yen)35,618     (Yen)6,972                    $299,311
Repayments on long-term debt                                   (25,258)       (30,983)                   (212,252)
Increase (decrease) in short-term debt                         (39,899)       (14,188)                   (335,286)
Repayments of Capital lease                                     (2,446)             -                     (20,555)
Sales (repurchase) of common stock net                             201         (6,485)                      1,689
Dividends paid                                                  (2,867)        (2,900)                    (24,092)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities            (34,651)       (47,584)                   (291,185)
---------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change                                      19            (54)                        159
on cash and cash equivalents
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (12,440)       (25,763)                   (104,538)
Cash and cash equivalents, beginning of year                    39,760         80,476                     334,118
Adjustments for change of fiscal                                 1,818              -                      15,277
period on consolidated subsidiaries
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     (Yen)29,138    (Yen)54,713                     $244,857
---------------------------------------------------------------------------------------------------------------------

Consolidated Business Information (Unaudited)
Komatsu Ltd. and subsidiaries
As of September 30, 2001 and 2000 as well as for the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001

Information by business unit

                                                                                              Thousands of
                                                          Millions of yen                     U.S. dollars
                                                 ---------------------------------    ------------------------
                                                          2002       2001                        2002
--------------------------------------------------------------------------------------------------------------
Net sales:
  Construction and mining equipment                (Yen)356,892    (Yen)366,297                  $2,999,092
  Electronics                                            41,199          55,823                     346,210
  Others                                                125,683         162,171                   1,056,160
--------------------------------------------------------------------------------------------------------------
  Total                                                 523,774         584,291                   4,401,462
  Corporate and elimination                             (18,319)        (29,761)                   (153,941)
--------------------------------------------------------------------------------------------------------------
Consolidated                                       (Yen)505,455    (Yen)554,530                  $4,247,521
--------------------------------------------------------------------------------------------------------------
Operating income (loss):
  Construction and mining equipment                    (Yen)282     (Yen)13,300                      $2,370
  Electronics                                            (4,850)         (2,520)                    (40,756)
  Others                                                  2,390           3,992                      20,083
--------------------------------------------------------------------------------------------------------------
  Total                                                  (2,178)         14,772                     (18,303)
  Corporate and elimination                              (3,142)         (1,933)                    (26,403)
--------------------------------------------------------------------------------------------------------------
  Consolidated operating income (loss)                   (5,320)         12,839                     (44,706)
  Interest and other income                              15,993          19,649                     134,395
  Interest expense                                        9,045          10,805                      76,008
  Other expenses                                         52,485          10,488                     441,051
--------------------------------------------------------------------------------------------------------------
  Consolidated income (loss) before income taxes   (Yen)(50,857)    (Yen)11,195                   ($427,370)
--------------------------------------------------------------------------------------------------------------

Consolidated Business Information (Unaudited)

Komatsu Ltd. and subsidiaries
As of September 30, 2001 and 2000 as well as for the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001
Information by business unit

------------------------------------------

                                                                                   Thousands of
                                               Millions of yen                     U.S. dollars
                                             -------------------                 -----------------
                                               2002        2001                        2002
--------------------------------------------------------------------------------------------------
Identifiable assets:
 Construction and mining equipment       (Yen)836,855    (Yen)746,382                   $7,032,395
 Electronics                                  186,226         236,944                    1,564,925
 Others                                       241,184         288,222                    2,026,756
--------------------------------------------------------------------------------------------------
 Total                                      1,264,265       1,271,548                   10,624,076
 Corporate and elimination                     36,165         117,327                      303,907
--------------------------------------------------------------------------------------------------
Consolidated                           (Yen)1,300,430  (Yen)1,388,875                  $10,927,983
--------------------------------------------------------------------------------------------------

Depreciation and amortization:
 Construction and mining equipment        (Yen)18,051     (Yen)14,693                     $151,689
 Electronics                                    9,092           9,680                       76,403
 Others                                         3,772           8,197                       31,698
--------------------------------------------------------------------------------------------------
 Total                                         30,915          32,570                      259,790
 Corporate and elimination                         14               -                          118
--------------------------------------------------------------------------------------------------
Consolidated                              (Yen)30,929     (Yen)32,570                     $259,908
--------------------------------------------------------------------------------------------------

Capital expenditures:
 Construction and mining equipment        (Yen)20,241     (Yen)15,085                     $170,092
 Electronics                                    2,843           3,783                       23,891
 Others                                         5,606          11,208                       47,109
--------------------------------------------------------------------------------------------------
 Consolidated                             (Yen)28,690     (Yen)30,076                     $241,092
--------------------------------------------------------------------------------------------------







                                                                             2/4

Geographic information
Net sales recognized by sales destination for the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001

                                                                           Thousands of
                                           Millions of yen                 U.S. dollars
                                       --------------------------      ----------------------
                                           2002           2001                     2002
---------------------------------------------------------------------------------------------
Japan                                 (Yen)239,542   (Yen)288,922                  $2,012,958
Americas                                   120,470        129,787                   1,012,353
Europe                                      62,248         66,019                     523,092
Asia (excluding Japan) and Oceania          62,252         58,128                     523,126
Middle East and Africa                      20,943         11,674                     175,992
---------------------------------------------------------------------------------------------
Consolidated                          (Yen)505,455   (Yen)554,530                  $4,247,521
---------------------------------------------------------------------------------------------
Net sales recognized by geographic origin and long-lived assets at September 30,
2001 and 2000, of fiscal 2002 and 2001
                                                                           Thousands of
                                           Millions of yen                 U.S. dollars
                                       --------------------------      ----------------------
                                           2002           2001                     2002
---------------------------------------------------------------------------------------------
Net sales:
 Japan                                (Yen)280,025   (Yen)322,099                  $2,353,151
 U.S.A.                                    125,362        131,310                   1,053,462
 Europe                                     53,401         58,851                     448,748
 Others                                     46,667         42,270                     392,160
---------------------------------------------------------------------------------------------
Total                                 (Yen)505,455   (Yen)554,530                  $4,247,521
---------------------------------------------------------------------------------------------

Long-lived assets:

 Japan                                (Yen)316,528   (Yen)312,442                  $2,659,899
 U.S.A.                                    103,072        126,980                     866,152
 Europe                                     10,941          8,772                      91,941
 Others                                     31,012         29,107                     260,605
---------------------------------------------------------------------------------------------
Total                                 (Yen)461,553   (Yen)477,301                  $3,878,597
---------------------------------------------------------------------------------------------

Note: No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer during the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001.


                                                                                                           Thousands of
                                                                                   Millions of yen         U.S. dollars
                                                                                --------------------      ------------------
Information by region                                                            2002           2001              2002
----------------------------------------------------------------------------------------------------------------------------
Net sales:
 Japan                                                                     (Yen)336,342    (Yen)399,882           $2,826,403
 Americas                                                                       133,174         134,783            1,119,109
 Europe                                                                          57,967          63,817              487,118
 Others                                                                          49,555          42,375              416,429
 Corporate and elimination                                                     (71,583)        (86,327)            (601,538)
----------------------------------------------------------------------------------------------------------------------------
Consolidated                                                               (Yen)505,455    (Yen)554,530           $4,247,521
----------------------------------------------------------------------------------------------------------------------------

Operating income (loss):

 Japan                                                                     (Yen)(1,311)     (Yen)12,655            ($11,017)
 Americas                                                                       (2,390)           (677)             (20,084)
 Europe                                                                           1,388           2,799               11,664
 Others                                                                           (420)            (45)              (3,529)
 Corporate and elimination                                                      (2,587)         (1,893)             (21,740)
----------------------------------------------------------------------------------------------------------------------------
 Consolidated                                                              (Yen)(5,320)     (Yen)12,839            ($44,706)
----------------------------------------------------------------------------------------------------------------------------

Identifiable assets:
 Japan                                                                     (Yen)971,306    (Yen)995,798          $8,162,235
 Americas                                                                       314,375         321,563           2,641,807
 Europe                                                                          78,157          77,751             656,782
 Others                                                                          95,352          91,786             801,277
 Corporate assets and elimination                                             (158,760)        (98,023)         (1,334,118)
----------------------------------------------------------------------------------------------------------------------------
 Consolidated                                                            (Yen)1,300,430  (Yen)1,388,875         $10,927,983
----------------------------------------------------------------------------------------------------------------------------

Overseas sales:
                                                                                                           Thousands of
                                                                                   Millions of yen         U.S. dollars
                                                                                --------------------      ------------------
                                                                                 2002           2001              2002
----------------------------------------------------------------------------------------------------------------------------
 Americas                                                                  (Yen)120,470   (Yen)129,787           $1,012,353
                                                                                  23.8%           23.4%
 Europe                                                                          62,248          66,019             523,092
                                                                                  12.3%           11.9%
 Others                                                                          83,195          69,802             699,118
                                                                                  16.5%           12.6%
----------------------------------------------------------------------------------------------------------------------------
 Total                                                                          265,913         265,608           2,234,563
                                                                                  52.6%           47.9%
----------------------------------------------------------------------------------------------------------------------------
 Consolidated                                                              (Yen)505,455    (Yen)554,530          $4,247,521
----------------------------------------------------------------------------------------------------------------------------

Notes: 1.  Overseas sales represent the sales of the Company and consolidated subsidiaries generated in all countries and regions of the world except for Japan.
       2.  Regions are categorized depending on geographical proximity.
       3.  Major regions for the geographical categories are as follows:
           (1)  The Americas: the United States
           (2)  Europe: Germany and the United Kingdom
           (3)  Others: China, Australia and Southeast Asia

Nonconsolidated Balance Sheets
Komatsu Ltd.
As of September 30, 2001 and 2000, of fiscal 2002 and 2001
Yen figures of less than one million are omitted.

                                                                                              Thousands of
                                                               Millions of yen                 U.S. dolars
                                                            ------------------------       ------------------
                                                               2002             2001               2002
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets                                           (Yen) 307,449    (Yen) 331,396            $2,583,606
 Cash on hand and in banks                                       8,430           28,856                70,843
 Notes receivable                                                7,200            8,515                60,512
 Accounts receivable-trade                                     150,589          160,788             1,265,457
 Finished products                                              26,033           25,534               218,769
 Materials and supplies                                          2,062            2,395                17,336
 Work in process                                                24,841           24,428               208,752
 Prepaid expenses                                                1,165            1,302                 9,791
 Deferred income taxes-current                                  11,016           10,959                92,574
 Short-term loans receivable                                    68,743           61,878               577,680
 Other current assets                                           12,584           13,048               105,755
 Allowance for doubtful receivables                             (5,219)          (6,311)              (43,863)

Fixed assets                                                   397,173          421,397             3,337,589
 Tangible fixed assets                                         140,818          145,649             1,183,350
  Buildings                                                     46,784           48,399               393,145
  Structures                                                     8,783            8,877                73,811
  Machinery and equipment                                       29,784           32,910               250,293
  Vehicles and delivery equipment                                  240              272                 2,019
  Tools, furniture and fixtures                                  7,973           10,394                67,003
  Land                                                          46,402           43,163               389,937
  Construction in progress                                         849            1,632                 7,141
 Intangible fixed assets                                        11,654            9,784                97,936
  Utility rights                                                   179              188                 1,512
  Software                                                      11,409            9,521                95,875
  Other intangible assets                                           65               74                   550
 Investments and miscellaneous assets                          244,700          265,962             2,056,303
  Investment securities                                         52,225           69,905               438,871
  Security and other investments in subsidiaries               177,209          204,427             1,489,153
  Long-term loans receivable                                     4,604            4,422                38,689
  Noncurrent prepaid expenses                                      702              762                 5,906
  Deferred income taxes-noncurrent                              25,567                -               214,855
  Treasury stock                                                 2,373            1,212                19,946
  Other investments                                              4,838            5,449                40,656
  Allowance for doubtful receivables                              (437)            (175)               (3,673)
  Allowance for investments valuation                          (22,383)         (20,041)             (188,101)
-------------------------------------------------------------------------------------------------------------
    Total assets                                         (Yen) 704,622    (Yen) 752,793            $5,921,196
-------------------------------------------------------------------------------------------------------------

Notes: 1. Accumulated depreciation of tangible fixed assets
          2002 --- (Yen)299,956 million       2001 --- (Yen)296,610 million
       2. Net income (loss) per share (using the number of outstanding shares at end of interim period)
          2002 --- (Yen)(22.85)               2001 ---  (Yen)3.88

                                                                                                         Thousands of
                                                                       Millions of yen                   U.S. dollars
                                                                  ---------------------------       ----------------------
                                                                        2002         2001                    2002
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                                 (yen)134,909 (yen)150,430                   $1,133,692
 Notes payable - trade                                                     3,588        3,777                       30,157
 Accounts payable - trade                                                 70,655       81,268                      593,744
 Short-term loans payable                                                  9,141        6,668                       76,821
 Commercial paper                                                              -        1,000                            -
 Accounts payable                                                         31,183       30,429                      262,042
 Accrued corporation taxes, etc                                              300        4,295                        2,528
 Advances received                                                           800        1,284                        6,729
 Deferred profit on installment sales                                      5,692        8,649                       47,835
 Accrued bonuses                                                           4,903        4,892                       41,202
 Warranty reserve                                                          4,144        3,823                       34,824
 Other current liabilities                                                 4,499        4,341                       37,810
Long-term liabilities                                                    124,705      123,710                    1,047,942
 Bonds                                                                    62,447       62,447                      524,765
 Long-term loans payable                                                  27,045       15,101                      227,276
 Liabilities for severance payments                                       33,374       39,708                      280,460
 Liabilities for postretirement benefits                                   1,040          989                        8,747
 Deferred tax liabilities                                                      -        5,033                            -
 Other long-term liabilities                                                 796          430                        6,694
--------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                     259,614      274,140                    2,181,634
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
Capital                                                                   70,120       70,120                      589,249
 Common stock                                                             70,120       70,120                      589,249
Legal reserves                                                           127,366      127,366                    1,070,310
 Capital surplus                                                         109,337      109,337                      918,803
 Legal surplus                                                            18,029       18,029                      151,507
Retained earnings                                                        241,882      266,088                    2,032,630
 Reserve for special depreciation                                            168          192                        1,414
 Reserve for losses on overseas investments                                    1            1                           12
 Reserve for advanced depreciation deduction                              15,068       11,977                      126,627
 Reserve for special advanced depreciation account                             -       10,745                            -
 General reserve                                                         230,359      205,359                    1,935,790
 Unappropriated retained earnings (losses)                               (3,714)       37,811                     (31,213)
 Net income (loss) for interim period                                   (21,909)        3,719                    (184,113)
Unrealized gains on revaluation, net of tax effect                         5,637       15,076                       47,373
 Unrealized gains on revaluation, net of tax effect                        5,637       15,076                       47,373
--------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                            445,007      478,652                    3,739,562
--------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                     (yen)704,622 (yen)752,793                   $5,921,196
--------------------------------------------------------------------------------------------------------------------------

Nonconsolidated Statements of Income and Unappropriated Retained Earnings Komatsu Ltd.
For the six months ended September 30, 2001 and 2000, of fiscal 2002 and 2001 Yen figures of less than one million are omitted.

                                                                                               Thousands of
                                                                  Millions of yen              U.S. dollars
                                                               ---------------------        ------------------
                                                                  2002      2001                   2002
--------------------------------------------------------------------------------------------------------------
Ordinary profits and losses
 Operating profits and losses
  Operating income
   Net sales                                               (Yen)183,367   206,929                   $1,540,907
  Operating expenses                                            181,426   202,125                    1,524,595
   Cost of sales                                                137,347   152,773                    1,154,177
   Deferred profit on installment sales                         (4,079)   (1,648)                     (34,278)
   Selling, general and administrative expenses                  48,158    50,999                      404,696
--------------------------------------------------------------------------------------------------------------
   Operating income                                               1,941     4,804                       16,313
 Nonoperating profits and losses
  Nonoperating income                                             6,298     5,157                       52,932
   Interest and dividend income                                   4,691     3,456                       39,428
   Other nonoperating income                                      1,606     1,701                       13,504
  Nonoperating expenses                                           5,652     5,654                       47,502
   Interest expenses                                                927       949                        7,798
   Other nonoperating expenses                                    4,724     4,705                       39,704
--------------------------------------------------------------------------------------------------------------
  Ordinary profit                                                 2,587     4,307                       21,743
 Special profits and losses
  Special income                                                  1,685    17,100                       14,167
   Proceeds from sale of land                                     1,097         -                        9,223
   Profit on sale of investment securities                          588    11,747                        4,944
   Profit on sale of shares of subsidiaries                           -     3,168                            -
   Profit on origination of retirement benefits trust                 -     1,231                            -
   Variance changing to retirement benefits accounting                -       953                            -
  Special losses                                                 44,116    17,040                      370,728
   Loss from sale of land                                            57         -                          484
   Valuation loss of investment securities                        4,526       202                       38,038
   Valuation loss of shares of subsidiaries                      24,376     1,430                      204,846
   Deferred allowance of securities investment valuation         15,155     2,591                      127,361
   Loss from reorganization of subsidiaries                           -    12,816                            -
--------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                            (39,843)     4,367                    (334,818)
  Corporate, residential and business taxes                          26     3,728                          218
  Deferred income tax expense                                  (17,959)   (3,079)                      150,923
--------------------------------------------------------------------------------------------------------------
  Net income (loss) for interim period                         (21,909)     3,719                    (184,113)
  Unappropriated retained earnings                               18,195    40,433                      152,900
     at beginning of the period
  Retirement of treasury stock                                        -     6,340                            -
  Unappropriated retained earnings (losses)                (Yen)(3,714)    37,811                    ($31,213)
     at end of the period
--------------------------------------------------------------------------------------------------------------

Directors and Officers
As of November 30, 2001
  Board of Directors

Satoru Anzaki                               Masahiro Sakane*
 Chairman of the Board                       President

Toshitaka Hagiwara*                         Koji Ogaki*
 Executive Vice President                    Executive Managing Director
 Assistant to President, Corporate           President, Research Division
 Administration, Related Businesses and      Environment and Safety Management
 Corporate Communications

Kazuhiro Aoyagi*                            Kunio Noji*
 Executive Managing Director                 Managing Director
 General Manager,                            President, Production Division, and
 Corporate Planning Division                 President, e-KOMATSU Division

Tetsuya Katada                              Toshio Morikawa
 Director                                    Director
 Counselor                                   Advisor, Sumitomo Mitsui Banking
                                             Corporation

*Also acts as Executive Officer

Statutory Auditors

Norimichi Kitagawa                          Hiroyuki Watanabe
 Standing Auditor                            Standing Auditor

Masahiro Yoshiike                           Takaharu Dohi
 Auditor                                     Auditor
 President, The Taiyo Mutual Life
 Insurance Co.

 Executive Officers

 Naomi Anesaki                       Kunihiko Komiyama
  Senior Executive Officer            Senior Executive Officer
  Compliance, General Affairs and     President, Engines and Hydraulics
  Defense Systems                     Business Division

 Hisashi Wada                        Teruo Nakahara
  Senior Executive Officer            Senior Executive Officer
  President, Japanese                 President, Development Division
  Marketing Division

 Shuji Sugi                          Susumu Isoda
  Executive Officer                   Executive Officer
  Vice President,                     Vice President, Production Division, and
  Development Division                Osaka Plant Manager


 Teruo Nagayasu                      Kanetake Nakatani
  Executive Officer                   Executive Officer
  President, Product                  Awazu Plant Manager, Production Division
  Support Division

 Yuzo Tsumura                        Masahiro Yoneyama
  Executive Officer                   Executive Officer
  President, Procurement Division     Vice President, e-KOMATSU Division, and
                                      Deputy General Manager, Corporate
                                      Planning Division


 Shigeki Fujimori                    Munenori Nakao
  Executive Officer                   Executive Officer
  President, Defense                  President, Environment Control and
  Systems Division                    System Development Business Division

 Yuji Watanabe                       Kenji Kinoshita
  Executive Officer                   Executive Officer
  Deputy General Manager,             CFO
  Corporate Planning Division

 Makoto Nakamura                     Hiroshi Suzuki
  Executive Officer                   Executive Officer
  President, International Division   Vice President, Japanese
                                      Marketing Division


Mamoru Hironaka                      Masao Fuchigami
  Executive Officer                   Executive Officer
  Vice President,                     Vice President, Research Division
  Development Division                Intellectual Properties, New Technology
                                      Information and New Business Promotion

 Global Officers
 James E. Boyle                      David W. Grzelak
  Chairman & CEO, Komatsu America     Chairman & CEO
  International Company               Komatsu Mining Systems, Inc.

 Kota Hoshino                        Peter J. Howe
  President & COO                     Managing Director, Komatsu UK Ltd.
  Komatsu Mining Systems, Inc.


 Junro Kawanabe                      Michael W. Kerschen
   President, Komatsu do              President & COO
   Brasil Ltda.                       Advanced Silicon Materials LLC.


 Yoichi Kobayashi                    Yoshinori Komamura
  President, Komatsu                  Managing Director, Komatsu Europe
  Latin-America Corp.                 International N.V.



 Gerhard Lehnen                      John H. Matlok
   President, Komatsu Hanomag AG      President & CEO
                                      Komatsu Silicon America, Inc.



 Edson R. McCord                     Kenichi Nakamura
  President, North                    President & COO, Komatsu America
  America Development                 International Company
  Division, Komatsu America Corp.


 Teruaki Noda                        Ian Olivieri
  President & COO                     Managing Director,
  Komatsu America Corp.               Komatsu Australia Pty. Ltd.



 Yoshitaka Omura                     Toshiji Onuma
  President, Komatsu                  President, Komatsu Mexicana S.A. de C.V.
  Asia & Pacific Pte Ltd.


 Frank Plancke                       Enrico Tonetti
  Managing Director, Komatsu Europe   President, Komatsu Utility Europe S.p.A.
  Coordination Center N.V.


 Hideo Ueda                          Norbert H.H. Walther
  Chairman & CEO                      President, Komatsu Mining Germany GmbH
  Advanced Silicon Materials LLC.

Corporate Information
As of September 30, 2001

      Name                   Komatsu Ltd.

      Address (Head Office)
                             2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan http://www.komatsu.com/
                             -----------------------
                             Corporate Communications Department
                             Tel: 81-3-5561-2687
                             Fax: 81-3-3582-8332
                             E-mail: ir@komatsu.co.jp
                             ------------------------


      Date of Establishment  May 13, 1921


      Common Stock
      Outstanding

        Consolidated:        (Yen)67,870 million (US$628 million)

        Nonconsolidated:     (Yen)70,120 million (US$649 million)



      Number of Employees

        Consolidated:        31,372

        Nonconsolidated:     6,321


      Shares of Common       958,921,701
        Stock Issued and
        Outstanding


      Number of Shareholders 65,103


      Breakdown of
      Shareholders


                                    [CHART]

Corporate 4.6%
772 shareholders
43,912,808 shares

Individual and other 18.8%
63,594 shareholders
180,666,720 shares

Foreign 34.4%
462 shareholders
329,458,570 shares

Securities 0.9%
79 shareholders
8,597,099 shares

Financial 41.3%
196 shareholders
396,286,504 shares

       Settlement Date       March 31 of each year


       Annual Meeting of     June of each year
         Shareholders


       Transfer Agent for    The Toyo Trust and Banking Co., Ltd.
         Common Stock        4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
                             100-0005, Japan


       Number of Per-Unit    1,000
       Shares


       Stock Listings        Tokyo, Osaka, Nagoya, Fukuoka, Sapporo,
                             Luxembourg, Frankfurt



       Depositaries

         ADRs: Citibank N.A., 111 Wall Street, 5th Floor, New York, NY 10043, U.S.A.

         EDRs: Citibank N.A., PO Box 18055, 5 Carmelite Street, London EC4Y 0PA, U.K.

         GBCs: Dresdner Bank AG, Jurgen-Ponto-Platz 1, 60301, Frankfurt am Main, Germany